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                                                                    EXHIBIT 17.1


July 8, 2002


Board of Directors
Seychelle Environmental
Technologies, Inc.




Members of the Board,

First, I must thank those that nominated and elected me to the Board of Directors for Seychelle; I was truly honored. However, having not been given time to take this appointment into consideration prior to the close of our meeting, I have pondered my position ever since.

As of July 8, 2002, I regretfully submit my resignation as a Director of Seychelle Environmental Technologies.

Thank you for the opportunity to realize the rewards of many years of effort, however, I feel best equipped to support sales efforts, maintain daily operations, accounting systems, and support auditing processes; to serve Seychelle as a dedicated employee.


Kindest regards,
/s/ Michelle Palmer
Michelle Palmer
Seychelle Environmental Technologies